FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 9, 2005

Commission File Number: 0001291361

Syneron Medical Ltd. (Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 7, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing the publication of positive clinical data on its Polaris WR in the Journal of Cosmetic and Laser Therapy (2005:7). This study, led by Dr. Tina Alster and Dr. Seema Doshi of the Washington Institute of Dermatologic Laser Surgery, was conducted among 20 patients of differing skin types and various degrees of facial wrinkles. It found that Syneron’s unique ELOS TM technology provided study participants not only with safe and effective treatment of wrinkles, but with actual tightening of skin as well, deeming it as an increasingly appealing non-invasive alternative to surgery.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated June 7, 2005, titled “New Clinical Publication confirms Syneron’s Polaris TM WR High Degree of Effectiveness in Skin Tightening and Wrinkle Reduction”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: June 9, 2005